Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 16 DATED JANUARY 14, 2013

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 11 dated November 13, 2012, Supplement No. 12 dated November 21, 2012, Supplement No. 13 dated December 4, 2012, Supplement No. 14 dated December 11, 2012 and Supplement No. 15 dated December 21, 2012.  The purpose of this Supplement No. 16 is to disclose:

•                  the status of our initial public offering;

•                  the origination of a first mortgage loan; and

•                  the satisfaction of a first mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of January 11, 2013, we raised total gross proceeds of $616.7 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of January 11, 2013, we received and accepted subscriptions in our offering for an aggregate of 59.2 million shares, or $589.9 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp. pursuant to our distribution support agreement. As of January 11, 2013, 51.3 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Origination of a First Mortgage Loan

On December 14, 2012, we, through a subsidiary, directly originated a $12.5 million first mortgage loan, or the senior loan, secured by a 230,220 square foot unoccupied warehouse uniquely located on the waterfront in the Red Hook section of Brooklyn, New York, or the property.  The property was recently re-zoned as a mixed-use residential property.  The borrower invested approximately $20 million of equity capital subordinate to the senior loan at the time of closing and intends to build out the property into 70 units of residential condominiums with approximately 36,000 square feet of retail space and an on-site indoor parking garage.

The senior loan bears interest at a floating rate of 9.75% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 0.25%, resulting in a minimum interest rate of 10.0% per annum.  We earned an upfront fee equal to 1.0% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

The initial term of the senior loan is 12 months with three, six-month extension options subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.25% of the amount being extended for the second and third extension option.

Satisfaction of a First Mortgage Loan

On December 19, 2012, a $4.75 million first mortgage loan, or the loan, secured by 162-unit multifamily property located in San Marcos, Texas, was paid off by the borrower at par.  From the original closing date of March 30, 2011 until June 2012, we earned an unleveraged 8.1% weighted average return on equity from the loan.  From June 2012 until repayment, we earned a leveraged 21.6% weighted average return on equity from the loan.  Over the entire investment term, we earned an 11.0% weighted average return on equity, inclusive of fees.